Exhibit 21.1

Subsidiaries of Roxio, Inc.

June 2004

Name	State or Jurisdiction of Incorporation	Name Under Which Business is Conducted
Wild File, Inc.	Delaware	Wild File, Inc.
Roxio International B.V.	Maastricht, The Netherlands	Roxio International B.V.
Roxio CI Ltd	Cayman Islands	Roxio CI Ltd
Roxio Japan Inc.	Japan	Roxio Japan Inc.
Roxio ApS	Denmark	Roxio ApS
CG1Verwaltungsgesellschaft GmbH	Germany	CG1Verwaltungsgesellschaft GmbH
Roxio-MGI Holding Co.	Delaware	Roxio-MGI Holding Co.
MGI Software Corp.	Canada	MGI Software Corp.
Roxio UK Ltd.	UK	Roxio UK Ltd
Napster UK Ltd.	UK	Napster UK Ltd
Napster, LLC	Delaware	Napster, LLC
Pressplay International Limited	UK	Pressplay International Limited
Olivr Corporation Ltd.	Israel	Olivr Corporation Ltd.